UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras Biocombustível closes deal for the incorporation of Nova Fronteira by
São Martinho S.A

Rio de Janeiro, December 15, 2016 – Petróleo Brasileiro S.A. – Petrobras reports that its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) closed, on this date, with group São Martinho S.A. (“São Martinho”) an Agreement (Acordo de
Incorporação e Outras Avenças) under which Nova Fronteira Bioenergia S.A. (“Nova
Fronteira”), in which PBIO holds 49% participation, will be incorporated by São
Martinho.

Nova Fronteira is a joint venture, composed of PBIO and São Martinho, and its main asset is Usina Boa Vista, dedicated exclusively to ethanol production, located in Quirinópolis, in the state of Goiás.

São Martinho is one of the largest sugar and ethanol producers in Brazil. After the transaction, São Martinho will have a 12.3% increase in total milling, reaching 21.6 million tons of sugarcane and an approximate 18% growth in its
Adjusted EBITDA, compared to the last 12 months (as of 09/30/2016).

PBIO will receive 24 million new common shares issued by São Martinho, representing 6.593% of its voting and total capital stock, in substitution and in proportion to the shares that Petrobras holds in Nova Fronteira. Those shares will not be subject to any kind of lock-up and PBIO may sell its interest in São
Martinho in the future through a structured process.

This transaction is part of the 2015-2016 Divestment Program and it will be accounted for the divestment target in the amount of US$ 133 million, based on the average volume-weighted price for the last 30 days of trading of São
Martinho shares in BM&FBovespa.

The closing of this transaction is subject to approval by the Shareholders’
Meeting of São Martinho and to compliance with the usual preceding conditions, including the approval of the Administrative Council for Economic Defense
(Cade).

________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 15, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer